SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-36349

MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Results of 2025 Annual Shareholder Meeting

On May 15, 2025, MediWound Ltd. (“we,” “us” or the “Company”) held its 2025 annual general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on a few proposals, each of which is listed below and was described in more detail in our notice and proxy statement for the Meeting, which were attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that we furnished to the Securities and Exchange Commission (the “SEC”) on April 7, 2025. Each of those descriptions is incorporated by reference herein.

Based on the presence in person or by proxy at the Meeting of 4,598,651 (or 42.6%) of our outstanding ordinary shares, par value New Israeli Shekels (NIS) 0.07 per share (“ordinary shares”) as of the April 7, 2025 record date for the Meeting, constituting the requisite quorum, each of the following numbered proposals, which was presented for a vote at the Meeting, was approved by the below majorities of our shareholders under the Israeli Companies Law, 5759-1999 (the “Companies Law”) (each majority, as reflected in the percentages presented below, was determined after excluding abstentions, in accordance with the Companies Law):

(1)
Re-election of each of Mr. Nachum (Homi) Shamir, Dr. Vickie R. Driver, Mr. David Fox, Mr. Shmuel (Milky) Rubinstein, and Mr. Stephen T. Wills to the Company’s board of directors, or Board, to serve until the next annual general meeting of shareholders of the Company and until their respective successors are duly appointed and qualified, or until their earlier resignation or removal:

Name of Director Nominee	Votes in Favor	Votes Against	Abstentions
Nachum (Homi) Shamir	4,464,314 (97.1%)	134,337 (2.9%)	3,241
Dr. Vickie R. Driver	4,584,128 (99.7%)	14,323 (0.3%)	3,441
David Fox	4,465,135 (97.1%)	133,516 (2.9%)	3,241
Shmuel (Milky) Rubinstein	4,584,847 (99.7%)	13,804 (0.3%)	3,241
Stephen T. Wills	4,190,306 (91.1%)	408,344 (8.9%)	3,241

(2)
Reappointment of Somekh Chaikin, a member firm of KPMG, as the Company’s independent registered public accounting firm for the year ending December 31, 2025 and for the additional period until the next annual general meeting of shareholders of the Company, and authorization of the Board (with power of delegation to its audit committee) to fix the independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services:

Votes in Favor	Votes Against	Abstentions
4,585,472 (99.8%)	11,428 (0.2%)	4,992

(3)
Approval of the renewal for an additional three-year period of an updated version of the compensation policy for the executive officers and directors of the Company, or the Compensation Policy, in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law:

Votes in Favor	Votes Against	Abstentions
3,922,620 (85.5%)	665,262 (14.5%)	14,010

The vote tally on Proposal 3 also achieved the requisite special majority under the Companies Law, as a majority of shareholders (excluding abstentions) who (i) were not controlling shareholders and (ii) lacked a “personal interest” (as defined under the Companies Law) voted in favor of Proposal 5, as reflected in the below tally among those shareholders:

Votes in Favor	Votes Against
3,844,679 (85.3%)	665,262 (14.7%)

(4)	Approval of the payment of an annual cash bonus to the Company’s Chief Executive Officer, Mr. Ofer Gonen, in respect of his performance in 2024:

Votes in Favor	Votes Against	Abstentions
4,545,215 (99.1%)	41,037 (0.9%)	15,640

The vote tally on Proposal 4 also achieved the requisite special majority under the Companies Law, as a majority of shareholders (excluding abstentions) who (i) were not controlling shareholders and (ii) lacked a “personal interest” (as defined under the Companies Law) voted in favor of Proposal 4, as reflected in the below tally among those shareholders:

Votes in Favor	Votes Against
4,524,278 (99.1%)	41,037 (0.9%)

Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020, May 15, 2021 August 9, 2022, August 15, 2023, and March 19, 2025 (Registration Nos. No. 333-195517, 333-210375, 333-223767, 333-230487, 333-236635, 333-255784, 333-266697, 333-273997 and 333-285897, respectively) and on Form F-3 filed with the SEC on March 31, 2023,  August 29, 2024 and March 19, 2025 (Registration Nos. 333-268297, 333-281843 and 333-285908, respectively).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2025	MEDIWOUND LTD. By: /s/ Hani Luxenburg Name: Hani Luxenburg Title: Chief Financial Officer